Exhibit 12

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

(unaudited)

	Year ended December 31
	2013	2012	2011	2010	2009(1)
Net income	$1,785	$2,079	$3,081	$1,775	$981
Income taxes	687	826	1,066	701	79
Share of earnings of equity investees	(195)	(278)	(261)	(174)	(134)
Fixed charges	259	272	300	285	256
Amortization of capitalized interest	23	18	14	8	—
Distributed income of equity investees	180	211	128	79	131
Interest capitalized	(79)	(102)	(84)	(107)	(68)

Total Earnings Available for Fixed Charges	$2,660	$3,026	$4,244	$2,567	$1,245

Fixed Charges

Interest expensed and capitalized	$231	$244	$273	$259	$227
Amortization of debt issue costs	5	5	5	5	3
Estimated portion of rent expense representing interest	23	23	22	21	26

Total Fixed Charges	$259	$272	$300	$285	$256

Ratio of Earnings to Fixed Charges	10.27	11.13	14.15	9.01	4.86

(1)	As the company adopted IFRS with effect from January 1, 2010, our 2009 information is presented on a previous Canadian GAAP basis. Accordingly, our information for 2009 may not be comparable to the periods 2010 to 2013.